UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

38th Floor, The Centrium

60 Wyndham Street

Central Hong Kong

(+852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3	SCHEDULE 13D/A

1	Name of Reporting Persons Melco International Development Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO – See Item 3
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 687,360,906 shares (1)
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 687,360,906 shares

11	Aggregate Amount Beneficially Owned by Each Person 687,360,906 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.7% (2)
14	Type of Reporting Person CO; HC

(1)

All share counts reported in this schedule are calculated after giving effect to the sale of 40,373,076 Ordinary Shares that are being repurchased by the Issuer pursuant to the Share Repurchase Agreement described herein.

(2)

All ownership percentages in this schedule are calculated based upon (i) 1,370,052,143 Ordinary Shares of Melco Resorts & Entertainment Limited (the “Issuer”) issued and outstanding as of March 9, 2023, as reported by the Issuer to the Reporting Persons, minus (ii) the 40,373,076 Ordinary Shares that are being repurchased by the Issuer pursuant to the Share Repurchase Agreement described herein.

CUSIP No. G5974W 10 3	SCHEDULE 13D/A

1	Name of Reporting Persons Melco Leisure and Entertainment Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO – See Item 3
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 687,360,906 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 687,360,906 shares

11	Aggregate Amount Beneficially Owned by Each Person 687,360,906 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.7%
14	Type of Reporting Person CO; HC

CUSIP No. G5974W 10 3	SCHEDULE 13D/A

1	Name of Reporting Persons Mr. Lawrence Yau Lung Ho
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO – See Item 3
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,732,648 shares
	8	Shared Voting Power 687,360,906 shares
	9	Sole Voting Power 12,732,648 shares
	10	Shared Dispositive Power 687,360,906 shares

11	Aggregate Amount Beneficially Owned by Each Person 700,093,554 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.7%
14	Type of Reporting Person IN

Introduction

This Amendment No. 7 (this “Amendment”) amends and restates the Schedule 13D filed on February 6, 2017, as amended by Amendments No. 1 through 6 filed on May 17, 2017, November 19, 2018, February 21, 2019, July 17, 2019, May 13, 2022 and August 19, 2022 (the “Original Filing”) by the Reporting Persons (defined below) with respect to the Issuer (defined below). The Original Filing is hereby amended, restated and superseded in its entirety by the information contained in this Amendment.

Item 1. Security and Issuer

This Amendment relates to the ordinary shares, par value of US$0.01 per share (the “Ordinary Shares”), of Melco Resorts & Entertainment Limited, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Item 2. Identity and Background

(a)

This Amendment is being filed jointly by: (i) Melco International Development Limited, a Hong Kong-listed company (“Melco International”), (ii) its wholly-owned and controlled subsidiary Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands (“Melco Leisure”), and (iii) Mr. Lawrence Yau Lung Ho, a citizen of Canada (“Mr. Ho”) (collectively, the “Reporting Persons” and each, a “Reporting Person”).

As of the date of this Amendment, Mr. Ho controls a majority of Melco International’s outstanding ordinary shares and is thus the controlling person of Melco International. Mr. Ho holds approximately 37.6% of Melco International’s ordinary shares through Lasting Legend Ltd., Better Joy Overseas Ltd., Mighty Dragon Developments Limited, Black Spade Capital Limited and Maple Peak Investments Inc.. All of such companies are owned or controlled by the persons and/or trusts associated with Mr. Ho. Mr. Ho also has an interest in L3G Holdings Inc., a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds approximately 20.6% of Melco International’s ordinary shares. In addition, Mr. Ho’s spouse holds approximately 0.3% of Melco International’s ordinary shares. Consequently, Mr. Ho may be deemed to beneficially own approximately 58.5% of Melco International’s ordinary shares outstanding.

(b)	The principal business address of each of the Reporting Persons is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(c)

The principal business of Melco International and Melco Leisure, through their subsidiaries, is to engage in the leisure, gaming and entertainment industry, and make other investments. Mr. Ho’s principal occupation is serving as the chairman, chief executive officer and executive director of the Issuer and Melco International.

(d)

None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule I, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of each of Melco International and Melco Leisure is set forth on Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

Melco Leisure was one of the founding stockholders of the Issuer and received 500,000,000 Ordinary Shares from the Issuer in March 2005 in exchange for the contribution of various operating assets and development projects to start the Issuer’s business. The contributed assets were existing assets of Melco Leisure and its affiliates.

Melco Leisure purchased 33,750,000 additional Ordinary Shares in May 2009 from the Issuer for $44,887,500 as part of a registered public offering conducted by the Issuer to raise additional capital.

During 2010, 2011 and 2012, Melco Leisure acquired 2,366,538, 20,105,965 and 3,006,540 Ordinary Shares, respectively, through various transactions.

In February 2017, Melco Leisure purchased 198,000,000 Ordinary Shares for $1.188 billion from Crown Asia Investments Pty. Ltd. (“Crown Asia”), who was the other founding stockholder of the Issuer. The purpose of this transaction was to buy out some of the interests of Crown Asia, who wanted to divest itself of some of its interests in the Issuer. Crown Asia simultaneously sold 40,925,499 Ordinary Shares to the public in an underwritten secondary offering. Through this transaction, the Reporting Persons obtained majority control over the Issuer. The purchase price was financed with a bank loan which was secured by 727,733,982 Ordinary Shares held by Melco Leisure.

In July 2019, the Issuer acquired a 75% interest in ICR Cyprus Holdings Limited from Melco International in exchange for the issuance of 55,500,738 Ordinary Shares to Melco Leisure. These Ordinary Shares were valued by the parties at $375,000,000.

In June 2021, Melco Leisure and Melco International entered into a $1 billion, 5-year credit facility (the “Credit Facility”) which refinanced the February 2017 bank loan. The Credit Facility is secured by 677,360,904 Ordinary Shares held by Melco Leisure.

In March 2022, the Issuer entered into a facility agreement with Melco International (the “Intercompany Loan Agreement”), pursuant to which a US$250 million revolving loan facility was granted by the Issuer as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the “Final Repayment Date”). A draw down by Melco International in the amount of US$200 million was utilized in April 2022 and repaid in January 2023. On December 31, 2022, the Issuer and Melco International executed an Amendment Letter whereby the parties agreed to extend the Final Repayment Date to June 30, 2024.

In August 2022, the Issuer repurchased 84,995,799 Ordinary Shares from Melco Leisure for an aggregate purchase price of $152,709,118. These repurchases provided liquidity and working capital for Melco Leisure and Melco International.

On March 8, 2023, the Issuer, Melco Leisure and Melco International entered into a share repurchase agreement (“Share Repurchase Agreement”), pursuant to which Melco Leisure agreed to sell and the Issuer agreed to repurchase 40,373,076 Ordinary Shares for an aggregate repurchase price of US$169,836,073. The repurchase is expected to close on March 10, 2023, and all share counts and percentages reported herein assume that the repurchase has been completed. The net proceeds from the repurchase will be used to (i) pay all accrued interest, fees and expenses due under the Intercompany Loan Agreement, which will then be terminated, and (ii) repay existing indebtedness of Melco International, or as otherwise agreed between the Issuer (acting through the disinterested members of the Audit and Risk Committee of its board of directors), Melco Leisure and Melco International. The description of the Share Repurchase Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Share Repurchase Agreement, which has been filed as Exhibit 99.2 and which is incorporated herein by reference in its entirety.

Mr. Ho holds 312,012 Ordinary Shares directly and 7,362,072 Ordinary Shares through companies (other than Melco International and Melco Leisure) and a trust associated with him. Mr. Ho also owns restricted shares in respect of 5,058,564 Ordinary Shares, which are vested or will vest within 60 days hereof. Mr. Ho obtained these shares through various transactions, including restricted stock grants and exercises of stock options granted by the Issuer to him as an officer and director of the Issuer.

Item 4. Purpose of the Transaction

As of the date of filing, the Reporting Persons control a majority of the outstanding Ordinary Shares. As the majority shareholders, the Reporting Persons can elect a majority of the members of the board of directors of the Issuer, and could thus indirectly control all aspects of the Issuer’s business. As of the date of filing, four out of seven board members of the Issuer are current officers or board members of Melco International and Melco Leisure, and thus the Reporting Persons have significant influence and control over the Issuer.

Each Reporting Person may take actions pursuant to, exercise any of its rights under, and/or comply with the obligations of, each contract, governing document, or arrangement described above. Each Reporting Person may waive, delay the exercise of, decline to enforce, or decline to comply with, any of those rights and obligations in its sole discretion.

The Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D under 7 CFR § 240.13d-101. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D under 7 CFR § 240.13d-101. Any such discussion or actions may depend upon various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Amendment.

Item 5. Interest in Securities of the Issuer

(a)-(b)	After giving effect to the Share Repurchase Agreement, Melco Leisure will be the record owner of 687,360,906 Ordinary Shares (representing 51.7% of the total issued and outstanding Ordinary Shares).

Melco International owns all of Melco Leisure. Thus, Melco International shares voting and dispositive control of all Ordinary Shares owned by Melco Leisure and is deemed to be the beneficial owner of those shares.

Pursuant to the information disclosed in Item 2(a), Mr. Ho controls a majority of Melco International, and thus shares voting and dispositive control of all Ordinary Shares owned by Melco Leisure and is deemed to be the beneficial owner of those shares. In addition, Mr. Ho holds 312,012 Ordinary Shares directly and 7,362,072 Ordinary Shares through companies (other than Melco International and Melco Leisure) and a trust associated with him. Mr. Ho also owns restricted shares in respect of 5,058,564 Ordinary Shares, which are vested or will vest within 60 days hereof. Thus, Mr. Ho may be deemed to beneficially own 700,093,554 Ordinary Shares (representing 52.7% of the total outstanding Ordinary Shares).

To the knowledge of the Reporting Persons, Mr. Evan Andrew Winkler owns restricted shares in respect of 69,333 Ordinary Shares, Mr. Chung Yuk Man owns restricted shares in respect of 152,208 Ordinary Shares and Mr. John William Crawford owns restricted shares in respect of 50,508 Ordinary Shares, which are vested or will vest within 60 days hereof.

(c)

None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons named on Schedule I hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Melco International and Melco Leisure have customary demand registration rights, Form F-3 registration rights, piggyback registration rights, expense reimbursements and indemnification rights pursuant to a Registration Rights Agreement, dated December 11, 2006 and amended on February 9, 2017 and on May 15, 2017. A form of the Registration Rights Agreement and two amendments thereto are attached hereto as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 and are incorporated by reference.

677,360,904 Ordinary Shares owned by Melco Leisure are currently pledged to secure indebtedness under the Credit Facility.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement with respect to filing of Schedule 13D/A #7, dated as of March 9, 2023, by and among Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Lawrence Yau Lung Ho.

99.2	Share Repurchase Agreement, dated as of March 8, 2023, by and among Melco Resorts & Entertainment Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited.

99.3	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from the registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006).

99.4	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from the annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017).

99.5	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from the annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2023

For and on Behalf of MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Lawrence Yau Lung Ho
Name:	Lawrence Yau Lung Ho
Title:	Chairman, Chief Executive Officer and Executive Director

For and on Behalf of MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Lawrence Yau Lung Ho
Lawrence Yau Lung Ho
Title:	Director

LAWRENCE YAU LUNG HO

By:	/s/ Lawrence Yau Lung Ho